July 21, 2016

Writer’s Direct Dial: (5411 4346-5006)

E-mail: lmontero@edenor.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Empresa Distribuidora y Comercializadora Norte S.A.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-33422

Dear Ms. Thompson,

On behalf of Empresa Distribuidora y Comercializadora Norte S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated July 15, 2016, related to the above-referenced Form 20-F.

For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

2. Regulatory Framework

VII. C Loans for consumption (mutuums) and assignments of secured receivables, page F-19

   We have reviewed your response to comment 1 and Pampa Energy’s related submission filed on July 5, 2016. We do not agree with your proposal to prospectively correct the error in the next Edenor and Pampa Forms 20-F. Accordingly, please amend your most recent Forms 20-F to restate the financial statements in these filings.

After reviewing the Staff’s conclusion on this matter, the Company has amended its Form 20-F.  The Company filed an amendment to its Form 20-F to restate its financial statements on Form 20-F/A on July 21, 2016.

The Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

Any questions relating to this response letter should be directed to me at 5411 4346-5006 and to my colleague, Verónica Gysin, at 5411 4346-5231. We can both be reached by facsimile at 5411 4346-5400.

Sincerely,

/s/ Leandro Carlos Montero
Leandro Carlos Montero
Chief Financial Officer

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